EXHIBIT A
KOOR INDUSTRIES LTD.
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                                                         OFFICE OF LEGAL COUNSEL
                                                         21 Ha'arba'a Street
                                                         Tel Aviv 64739
                                                         Israel
                                                         Tel:  972-3-6238420
                                                         Fax: 972-3-6238425

                                                         August 1, 2000


The Securities Authority      The Tel Aviv Stock      The Registrar of Companies
22 Kanfei Nesharim St.          Exchange              97 Yafo St.
Jerusalem 95464               54 Ahad Ha'am St.       Jerusalem 91007
                              Tel Aviv 65202
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Fax: 02-6513940               Fax: 03-5105379
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Dear Sirs,

     Re:  Immediate Report - Koor Industries Ltd. (NO. 46/2000)
          Company No.  52-001414-3
          Regarding a Senior Position Holder who ceased to serve in his office



1.   Name:  Gil Leidner
2.   I.D. Number:  05-077688-9
3.   The position retired from:  Vice President
4.   Date of retirement:  July 31, 2000
5. To the best of our knowledge, the retirement does not involve circumstances, which should be brought to the public's attention.

                                        Yours sincerely,



                                        Shlomo Heller, Adv.